[STEWART LETTERHEAD]

March 24, 2015

VIA EDGAR TRANSMISSION

Ms. Melissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Stewart Information Services Corporation
Preliminary proxy Statement on Schedule 14A
Filed March 9, 2015
File No. 001-02658

Dear Ms. Campbell Duru:

In response to your request in the letter dated March 20, 2015 relating to the above-referenced filing on Schedule 14A, Stewart Information Services Corporation (“Stewart”) hereby acknowledges the following:

1.	Stewart is responsible for the adequacy and the accuracy of the disclosure in the filing;

2.	Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Stewart may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Melissa Campbell Duru

March 24, 2015

Very truly yours,

STEWART INFORMATION SERVICES CORPORATION

By:	/s/ John L. Killea
	Name:	John L. Killea
	Title:	Chief Legal Officer

cc:	Richard J. Grossman, Esq.